UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ___)*

Marvell Technology Group Ltd.
(Name of Issuer)

Common shares, par value $0.002 per share
(Title of Class of Securities)

G5876H105
(CUSIP Number)

July 16, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

             The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 7,696,503
7 Sole Dispositive Power 0
8 Shared Dispositive Power 7,696,503
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,696,503
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.4%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 18,780,825
7 Sole Dispositive Power 0
8 Shared Dispositive Power 18,780,825
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,780,825
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 3.3%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,271,101
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,271,101
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,271,101
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.6%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 4,162,600
7 Sole Dispositive Power 0
8 Shared Dispositive Power 4,162,600
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,162,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.7%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,517,754
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,517,754
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,754
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.2%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 10,680,354
7 Sole Dispositive Power 0
8 Shared Dispositive Power 10,680,354
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,680,354
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.9%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 29,595,179
7 Sole Dispositive Power 0
8 Shared Dispositive Power 29,595,179
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,595,179
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.3%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Management GP, LLC, a Delaware limited liability company (“DME Management GP”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Schedule 13G relates to common shares, par value $0.002 per share (“Common Shares”), of Marvell Technology Group Ltd., a Bermuda company (the “Issuer”), held for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, (iv) a managed account for which DME Advisors acts as investment manager (the “Managed Account”), (v) Greenlight Capital (Gold), LP (“Greenlight Gold”) of which DME Management GP is the general partner and for which DME CM acts as investment manager, (vi) Greenlight Capital Offshore Master (Gold), Ltd. (“Greenlight Gold Offshore”) for which DME CM acts as investment manager, and (vii) Greenlight Masters Partners, LP (“Greenlight Masters”), for which Mr. Einhorn may be deemed to have indirect investment and/or voting power through its general partners and/or investment manager. DME GP is the general partner of DME Advisors and of DME CM.

Item 1

(a)	Name of Issuer

Marvell Technology Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices

Canon’s Court, 22 Victoria Street
Hamilton HM 12, Bermuda

Item 2

(a)	Name of Person Filing

This statement is being filed on behalf of each of the following persons:

(i)	Greenlight Capital, L.L.C.;
(ii)	Greenlight Capital, Inc.;
(iii)	DME Management GP, LLC;
(iv)	DME Advisors, LP;
(v)	DME Capital Management, LP;
(vi)	DME Advisors GP, LLC; and
(vii)	David Einhorn.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each of the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.

(c)	Citizenship

(i)	Greenlight LLC is a limited liability company organized under the laws of the State of Delaware.
(ii)	Greenlight Inc. is a corporation organized under the laws of the State of Delaware.
(iii)	DME Management GP is a limited liability company organized under the laws of the State of Delaware.
(iv)	DME Advisors, LP is a limited partnership organized under the laws of the State of Delaware.
(v)	DME Capital Management, LP is a limited partnership organized under the laws of the State of Delaware.
(vi)	DME GP is a limited liability company organized under the laws of the State of Delaware.
(vii)	David Einhorn is a United States citizen.

(d)	Title of Class of Securities

Common shares, par value $0.002 per share

(e)	CUSIP Number

G5876H105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 7,696,503 Common Shares held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 18,780,825 Common Shares held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	DME Management GP may be deemed the beneficial owner of 3,271,101 Common Shares held for the account of Greenlight Gold.

iv)	DME Advisors may be deemed the beneficial owner of 4,162,600 Common Shares held for the account of the Managed Account.

v)	DME CM may be deemed the beneficial owner of 6,517,754 Common Shares held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

vi)	DME GP may be deemed the beneficial owner of 10,680,354 Common Shares held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the Managed Account.

vii)
Mr. Einhorn may be deemed the beneficial owner of 29,595,179 Common Shares. This number consists of: (A) an aggregate of 7,696,503 Common Shares held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 11,084,322 Common Shares held for the account of Greenlight Offshore, (C) 3,271,101 Common Shares held for the account of Greenlight Gold, (D) 3,246,653 Common Shares held for the account of Greenlight Gold Offshore, (E) 4,162,600 Common Shares held for the Managed Account, and (F) 134,000 Common Shares held for the account of Greenlight Masters.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore, the Managed Account or Greenlight Masters.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any Common Shares, if applicable.

Item 4(b)	Percent of Class

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.  The percentages reported herein have been determined by dividing the number of Common Shares beneficially owned by each of the Reporting Persons by 563,400,000, the number of Common Shares outstanding as of May 25, 2012, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on June 1, 2012 with the Securities and Exchange Commission.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits                      Exhibit

99.1                     Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              July 26, 2012
GREENLIGHT CAPITAL, L.L.C.

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/ DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn

* The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.

EXHIBIT INDEX
Exhibit No.                           Description

Exhibit 99.1                      Joint Filing Agreement by and among the Reporting Persons.